Exhibit 99.3

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis and Results can be found in the sections titled “Definitions and Other Terms” and “Non-GAAP Financial Measures.”

This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“US GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the section titled “Non-US GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this Management’s Analysis of Results. See the section titled “Non-US GAAP Financial Measures.”

These documents, along with an audio webcast of the Management Presentation on 17 November 2016, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au

NOTE TO THE READER:

As of 30 June 2016, the Company changed its reportable operating segments. Previously, the Company reported on three operating segments: (i) North America and Europe Fiber Cement, (ii) Asia Pacific Fiber Cement, and (iii) Research and Development. As of 30 June 2016, the Company will report on four operating segments: (i) North America Fiber Cement, (ii) International Fiber Cement, (iii) Other Businesses, and (iv) Research and Development. The significant changes to how certain businesses are reported in the new segment structure are as follows: (i) our European business is now reported in the International Fiber Cement segment, along with the other businesses that were historically reported in the Asia Pacific Fiber Cement segment, and (ii) business development, including some non-fiber cement operations, such as our Windows business in North America, are now reported in the Other Businesses segment as opposed to previously being reported in the North America and Europe Fiber Cement segment. The Company has provided its historical segment information at 31 March 2016 and for the second quarter and half year ended 30 September 2015 to be consistent with the new reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented. Readers are referred to Note 14 of our condensed consolidated financial statements for further information on our segments.

Media/Analyst Enquiries:

Sean O’ Sullivan

Vice President Investor and Media Relations

Telephone:	+61 2 8845 3352

Email:	media@jameshardie.com.au

James Hardie Industries plc

Results for the 2nd Quarter and Half Year Ended 30 September

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY17	Q2 FY16	Change %	HY FY17	HY FY16	Change %
Net sales	$ 495.8	$ 450.2	10	$ 973.5	$ 878.5	11
Cost of goods sold	(313.7)	(285.2)	(10)	(614.6)	(555.9)	(11)
Gross profit	182.1	165.0	10	358.9	322.6	11

Selling, general and administrative expenses	(69.1)	(62.6)	(10)	(141.1)	(124.1)	(14)
Research and development expenses	(7.3)	(7.3)	-	(14.9)	(14.4)	(3)
Asbestos adjustments	(17.2)	66.0		3.4	61.5	94
EBIT	88.5	161.1	(45)	206.3	245.6	(16)

Net interest expense	(7.0)	(6.6)	(6)	(13.1)	(12.5)	(5)
Other income (expense)	0.5	(0.6)		(0.2)	2.1
Operating profit before income taxes	82.0	153.9	(47)	193.0	235.2	(18)
Income tax expense	(25.0)	(23.7)	(5)	(48.9)	(45.0)	(9)
Net operating profit	$ 57.0	$ 130.2	(56)	$ 144.1	$ 190.2	(24)

Earnings per share - basic (US cents)	13	29		32	43
Earnings per share - diluted (US cents)	13	29		32	43

Volume (mmsf)	693.1	633.4	9	1,366.0	1,232.5	11

Net sales for the quarter and half year increased 10% and 11%, respectively, from the prior corresponding periods to US$495.8 million and US$973.5 million, respectively. For both periods net sales were favorably impacted by higher sales volumes in the North America Fiber Cement segment and higher average net sales price in the International Fiber Cement segment.

For the quarter and half year the AUD/USD exchange rate had an insignificant effect on group net sales compared to the prior corresponding period.

Gross profit of US$182.1 million for the quarter and US$358.9 million for the half year increased 10% and 11%, respectively, when compared with the prior corresponding periods. Gross profit margin of 36.7% for the quarter remained flat when compared with the prior corresponding period. Gross profit margin of 36.9% for the half year increased 0.2 percentage points when compared with the prior corresponding period.

Selling, general and administrative (“SG&A”) of US$69.1 million for the quarter and US$141.1 million for the half year increased 10% and 14%, respectively, when compared with the prior corresponding periods. The increase primarily reflects higher SG&A costs in the North America Fiber Cement segment and the International Fiber Cement segment driven by increased investment in headcount and market development activities.

Research and development (“R&D”) expenses of US$7.3 million remained flat for the quarter driven by the strengthening of the Australian dollar offset by the number of R&D projects being undertaken by the R&D team.

R&D expenses of US$14.9 million for the half year increased 3% when compared to the prior corresponding period primarily due to an increase in the number of R&D projects being undertaken by the R&D team.

Asbestos adjustments primarily reflect the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate.

Other income (expense) for the quarter and half year reflects unrealized gains and losses on interest rate swaps and unrealized foreign exchange gains and losses. Half year fiscal 2016 results includes the gain on the sale of the Australian pipes business, which was sold in the first quarter of the prior year.

Net operating profit for the quarter and half year decreased compared to the prior corresponding periods, primarily due to the unfavorable movement of asbestos adjustments, partially offset by the favorable underlying performance of the operating business.

North America Fiber Cement Segment

Operating results for the North America Fiber Cement segment were as follows:

	Three Months and Half Year Ended 30 September
	Q2 FY17	Q2 FY16	Change	HY FY17	HY FY16	Change
Volume (mmsf)	571.7	510.1	12%	1,120.1	981.7	14%
Average net sales price per unit (per msf)	US$664	US$674	(1%)	US$665	US$674	(1%)

Net sales (US$ Millions)	384.5	348.4	10%	754.8	671.3	12%
Gross profit			7%			9%
Gross margin (%)			(1.1 pts)			(1.2 pts)
EBIT (US$ Millions)	97.7	91.4	7%	192.3	182.4	5%
EBIT margin (%)	25.4	26.2	(0.8 pts)	25.5	27.2	(1.7 pts)

Net sales for the quarter and half year were favorably impacted by higher volumes, partially offset by a slightly lower average net sales price. The increase in our sales volume for both the quarter and half year, compared to the prior corresponding periods, was driven by growth in both the repair and remodel and new construction markets and continued improvement in our commercial execution resulting in improved market penetration. The increase in sales volume in Q2 fiscal year 2017 of 12% is in-line with the sales volume growth we achieved in Q1 fiscal year 2017 of 16% compared to the prior corresponding period; the higher growth in Q1 fiscal year 2017 was driven by the comparable period, Q1 fiscal year 2016, being adversely impacted by the timing of our price increase on 1 March 2015.

For the quarter and half year our average net sales price decreased slightly as a result of maintaining current strategic pricing levels and the ongoing execution of our tactical pricing strategies.

We note that there are a number of data sources that measure US housing market growth, most of which have reported mid to high single-digit growth in recent quarters when compared to prior corresponding periods. However, at the time of filing our results for the quarter ended 30 September 2016, only US Census Bureau data was available. According to the US Census Bureau, single family housing starts for the quarter were 207,300, or 2% above the prior corresponding period, and for the half year ended 30 September 2016, single family housing starts were 425,000, or 4% above the prior corresponding period.

While we have provided US Census Bureau data above, we note that this data can be different than other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.

The change in gross margin for the quarter and half year can be attributed to the following components:

For the Three Months Ended 30 September 2016:
Lower average net sales price	(1.0 pts)
Higher production costs	(0.1 pts)

Total percentage point change in gross margin	(1.1 pts)

For the Half Year Ended 30 September 2016:
Lower average net sales price	(1.0 pts)
Higher production costs	(0.2 pts)

Total percentage point change in gross margin	(1.2 pts)

Production costs in the quarter and half year were higher when compared to the prior corresponding periods due to unfavorable plant performance, increased depreciation associated with newly commissioned lines and increased startup costs associated with previously announced additional capacity in US plants. These increases to production costs were partially offset by lower input and freight costs. The unfavorable plant performance and increased startup costs compared to prior corresponding periods are anticipated to persist through the end of the fiscal year. On a per unit basis, the increases to production costs were also partially offset by economies of scale due to higher volumes.

EBIT for the quarter increased 7% driven by the 7% increase in gross profit. EBIT for the half year increased 5% driven by a 9% increase in gross profit, partially offset by an increase in SG&A.

The 8% and 18% increase in SG&A expense for the quarter and half year respectively, was driven by an increase in our headcount in an effort to build and align organizational capability with anticipated demand growth, as well as increased spending on our market development activities. As a percentage of sales, SG&A decreased by 0.2 percentage points for the quarter and increased 0.5 percentage points for the half year, when compared to prior periods.

EBIT margin for the quarter decreased 0.8 percentage points to 25.4% driven by the decrease in gross margin described above, partially offset by improved leverage of SG&A spend. EBIT margin for the half year decreased 1.7 percentage points to 25.5% driven by the decrease in gross margins described above and an increase in SG&A as a percent of sales

International Fiber Cement Segment

The International Fiber Cement Segment is comprised of the following businesses: (i) Australia Fiber Cement, (ii) New Zealand Fiber Cement, (iii) Philippines Fiber Cement, and (iv) Europe Fiber Cement.

Operating results for the International Fiber Cement segment in US dollars were as follows:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY17	Q2 FY16	Change	HY FY17	HY FY16	Change
Volume (mmsf)	121.4	123.3	(2%)	245.9	250.8	(2%)
Volume (mmsf) excluding[1]	121.4	123.3	(2%)	245.9	241.0	2%
Average net sales price per unit (per msf)	US$814	US$743	10%	US$783	US$745	5%
Average net sales price per unit (per msf)[1]	US$814	US$745	9%	US$783	US$754	4%

Net Sales	106.6	98.4	8%	209.5	199.6	5%
US$ Gross Profit			18%			16%
US$ Gross Margin (%)			3.2 pts			3.4 pts
EBIT	25.7	22.2	16%	49.6	42.2	18%
EBIT Margin (%)	24.1	22.6	1.5 pts	23.7	21.1	2.6 pts

[1] Excludes Australian Pipes business sold in the first quarter of fiscal year 2016

Volume for the quarter decreased 2%, primarily driven by a decrease in the Philippines, partially offset by volume growth in our New Zealand, Europe and Australian businesses.

Net sales for the quarter increased 8% compared to the prior corresponding quarter primarily due to higher average net sales price, partially offset by lower volume. In aggregate, the average net sales price in US dollars was favorably impacted by changes in the foreign exchange rates compared to the prior corresponding period.

Volume for the half year was lower compared to the prior corresponding period primarily due to the sale of the Australian Pipes business at the end of the first quarter of fiscal year 2016 and lower volumes in the Philippines. Excluding the Australian Pipes business, volume increased 2%, primarily driven by volume growth in our Australian, New Zealand and Europe businesses, partially offset by a decrease in volume in the Philippines.

Net sales for the half year increased 5% compared to the prior corresponding period, and increased 8% excluding Australian Pipes. The increase in net sales excluding Australian Pipes was primarily driven by the Australian and New Zealand businesses which had higher volumes along with higher average net sales price.

The change in gross margin for the quarter and half year can be attributed to the following components:

For the Three Months Ended 30 September 2016:
Higher average net sales price and mix	4.1 pts
Higher production costs	(0.9 pts)

Total percentage point change in gross margin	3.2 pts

For the Half Year Ended 30 September 2016:
Higher average net sales price and mix	3.1 pts
Lower production costs	0.3 pts

Total percentage point change in gross margin	3.4 pts

For the quarter, production costs for the segment were adversely impacted by changes in foreign exchange rates; partially offset by lower start-up costs in the current period compared to the prior corresponding period associated with our Carole Park sheet machine. Average net sales price for the segment was favorably impacted by the effects of our annual price increase in the Australian business and the favorable impact of foreign exchange rates, compared to the prior corresponding period.

For the half year, production costs for the segment were favorable primarily due to the lack of Carole Park start-up costs in the current period compared to the prior corresponding period. Average net sales price for the segment was favorably impacted by the effects of our annual price increase across the businesses, which favorably impacted gross margins, compared to the prior corresponding period.

EBIT for the quarter and half year increased by 16% and 18%, respectively, when compared to the prior corresponding period, to US$25.7 million and US$49.6 million, respectively due to the increase in gross profit described above, partially offset by higher SG&A expenses. The increase in SG&A was driven by an increase in headcount in an effort to build and align organizational capability with anticipated demand growth, as well as increased spending on our market development activities.

Country Analysis

Australia

Net sales for the quarter and half year increased primarily due to higher average net sales price and increased volume. The key drivers of net sales growth were favorable conditions in our addressable markets, favorable impact of our price increase and favorable product mix.

For the quarter, production costs were adversely impacted by changes in the foreign exchange rates and by higher depreciation costs associated with the Carole Park capacity expansion; partially offset by lower start-up costs in the current period compared to the prior corresponding period associated with our new Carole Park sheet machine and lower input costs.

For the half year, production costs were favorable compared to the prior corresponding period, due to lower startup costs associated with our Carole Park sheet machine and lower input costs, partially offset by higher depreciation costs associated with the Carole Park capacity expansion.

EBIT for the quarter and half year increased by 32% and 34%, respectively, compared to the prior corresponding periods, driven by improved gross profit, partially offset by higher SG&A expenses related to marketing and employee costs.

According to Australian Bureau of Statistics data, approvals for detached houses, which are a key driver of the Asia Pacific business’ sales volume, were 30,721 for the quarter, a decrease of 4%, when compared to the prior corresponding quarter. For the half year, approvals for detached houses were 61,344, a decrease of 2%, compared to the prior corresponding half year.

New Zealand

Net sales for the quarter and half year increased due to higher volumes and average net sales price. The increase in our average net sales price was due to our annual price increase.

Philippines

In our Philippines business, EBIT for both the quarter and half year, was lower compared to the prior corresponding periods due to lower volume and higher SG&A marketing expenses.

Europe

For both the quarter and half year, volume, net sales and EBIT all increased when compared to the prior corresponding period.

Other Businesses Segment

	Three Months and Half Year Ended 30 September
	Q2 FY17	Q2 FY16	Change	HY FY17	HY FY16	Change
Net sales (US$ Millions)	4.7	3.4	38%	9.2	7.6	21%
Gross profit (US$ Millions)			100%			93%
Gross profit margin (%)			41.2 pts			34.6 pts
EBIT (US$ Millions)	(1.2)	(2.1)	43%	(2.6)	(4.1)	37%

We continue to invest in strategic future growth business development opportunities and continue to incur modest losses in our Other Businesses segment. EBIT for the quarter and half year improved 43% and 37%, respectively, to losses of US$1.2 million and US$2.6 million, respectively, when compared to the prior corresponding periods. This improvement was driven by increased volume and lower per unit production costs in the Windows business.

Research and Development Segment

We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D segment; or commercialization projects for the benefit of a particular business unit, which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D segment:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY17	Q2 FY16	Change %	HY FY17	HY FY16	Change %
Segment R&D expenses	$ (5.5)	$ (5.3)	(4)	$ (11.1)	$ (10.7)	(4)
Segment R&D SG&A expenses	(0.5)	(0.7)	29	(1.0)	(1.3)	23
Total R&D EBIT	$ (6.0)	$ (6.0)	-	$ (12.1)	$ (12.0)	(1)

The change in segment R&D expenses for the quarter compared to the prior corresponding period is a result of the impact of the stronger Australian dollar and the number of core R&D projects being undertaken by the R&D team. The change in segment R&D expenses for the half year compared to the prior corresponding period is a result of the number of core R&D projects being undertaken by the R&D team. The expense will fluctuate period to period depending on the nature and number of core R&D projects being worked on and the average AUD/USD exchange rates during the period.

Other R&D expenses associated with commercialization projects in business units are recorded in the results of the respective business unit segment. Other R&D expenses associated with commercialization projects were US$1.8 million for the quarter and US$3.8 million for the half year, compared to US$2.0 million and US$3.7 million for the prior corresponding periods.

General Corporate

Results for General Corporate for the quarter and half year ended 30 September were as follows:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY17	Q2 FY16	Change %	HY FY17	HY FY16	Change %
General Corporate SG&A expenses	$ (10.1)	$ (10.1)	-	$ (23.5)	$ (23.6)	-
Asbestos:
Asbestos Adjustments	(17.2)	66.0		3.4	61.5	(94)
AICF SG&A Expenses[1]	(0.4)	(0.3)	(33)	(0.8)	(0.8)	-
General Corporate EBIT	$ (27.7)	$ 55.6		$ (20.9)	$ 37.1

1 Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF. Readers are referred to Note 7 of our 30 September 2016 Condensed Consolidated Financial Statements for further information on the Asbestos Adjustments

For the quarter and half year, General Corporate SG&A expenses remained in-line with the prior corresponding periods primarily due to higher employee costs driven by an increase in headcount, higher stock compensation expense driven by an increase in the USD stock price and higher discretionary expenses; completely offset by a decrease in recognized foreign exchange losses.

Asbestos adjustments for both periods reflect the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period.

The AUD/USD spot exchange rates are shown in the table below:

Q2 FY17		Q2 FY16		HY FY17		HY FY16
30 June 2016	0.7436	30 June 2015	0.7675	31 March 2016	0.7657	31 March 2015	0.7636
30 September 2016	0.7628	30 September 2015	0.7017	30 September 2016	0.7628	30 September 2015	0.7017
Change ($)	0.0192	Change ($)	(0.0658)	Change ($)	(0.0029)	Change ($)	(0.0619)
Change (%)	3%	Change (%)	(9%)	Change (%)	-	Change (%)	(8%)

Readers are referred to Note 7 of our condensed consolidated financial statements for further information on asbestos adjustments.

EBIT

The table below summarizes EBIT results as discussed above:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY17	Q2 FY16	Change %	HY FY17	HY FY16	Change %
North America Fiber Cement	$ 97.7	$ 91.4	7	$ 192.3	$ 182.4	5
International Fiber Cement	25.7	22.2	16	49.6	42.2	18
Other Businesses	(1.2)	(2.1)	43	(2.6)	(4.1)	37
Research & Development	(6.0)	(6.0)	-	(12.1)	(12.0)	(1)
General Corporate[1]	(10.1)	(10.1)	-	(23.5)	(23.6)	-
Adjusted EBIT	106.1	95.4	11	203.7	184.9	10

Asbestos:
Asbestos adjustments	(17.2)	66.0		3.4	61.5	(94)
AICF SG&A expenses	(0.4)	(0.3)	(33)	(0.8)	(0.8)	-
EBIT	$ 88.5	$ 161.1	(45)	$ 206.3	$ 245.6	(16)
[1] Excludes Asbestos-related expenses and adjustments

Net Interest Expense

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY17	Q2 FY16	Change %	HY FY17	HY FY16	Change %
Gross interest expense	$ (7.8)	$ (6.9)	(13)	$ (13.9)	$ (13.5)	(3)
Capitalized Interest	0.5	0.7	(29)	1.1	1.8	(39)
Interest income	0.2	0.1		0.3	0.2	50
Realized loss on interest rate swaps	-	(0.4)		-	(1.0)
Net AICF interest income (expense)	0.1	(0.1)		(0.6)	-
Net interest expense	$ (7.0)	$ (6.6)	(6)	$ (13.1)	$ (12.5)	(5)

Gross interest expense for the quarter and half year increased US$0.9 million and US$0.4 million, respectively, when compared to the prior corresponding periods, primarily due to higher outstanding balance of our senior unsecured notes, partially offset by a reduction in the total cost of funding charged under our unsecured revolving credit facility in the current period when compared to the percentage charged under the bilateral credit facilities in the prior corresponding periods. For the half year AICF interest expense moved from nil in the prior corresponding period to interest expense of US$0.6 million in the current period due to an increase in the balance of AICF’s borrowing under its loan facility with the New South Wales Government.

Other Income (Expense)

During the quarter, other income (expense) moved from a loss of US$0.6 million in the prior corresponding period to a gain of US$0.5 million. The US$1.1 million favorable change in other income (expense) compared to the prior corresponding period was driven by a favorable movement of US$2.2 million in gains and losses related to our interest rate swaps; partially offset by an unfavorable change of US$1.1 million in our net foreign exchange forward contracts.

For the half year, other income (expense) moved from a gain of US$2.1 million in the prior corresponding period to a loss of US$0.2 million. The US$2.3 million unfavorable change in other income (expense) compared to prior period is primarily due to the non-recurring US$2.1 million gain on the sale of Australian Pipes business in the first quarter of fiscal 2016.

Income Tax

	Three Months and Half Year Ended 30 September
	Q2 FY17	Q2 FY16	HY FY17	HY FY16
Income tax expense (US$ Millions)	(25.0)	(23.7)	(48.9)	(45.0)
Effective tax rate (%)	30.5	15.4	25.3	19.1

Adjusted income tax expense[1] (US$ Millions)	(24.8)	(22.9)	(49.6)	(45.8)
Adjusted effective tax rate[1] (%)	24.9	25.9	26.0	26.2
[1] Adjusted income tax expense represents income tax on net operating profit excluding asbestos adjustments and other tax adjustments

Total income tax expense for the quarter and half year increased by US$1.3 million and US$3.9 million, respectively, driven primarily by an increase in the effective tax rate caused by unfavorable movements in asbestos adjustments of US$83.2 million and US$58.1 million, respectively, when compared to the prior corresponding periods.

Total Adjusted income tax expense for the quarter and half year increased by US$1.9 million and US$3.8 million, respectively, when compared to the prior corresponding period. The increase was primarily due to an increase in Adjusted operating profit before income taxes, partially offset by a decrease in the adjusted effective tax rate due to a lower proportion of taxable earnings in jurisdictions with higher tax rates, in particular the USA.

Readers are referred to Note 11 of our 30 September 2016 condensed consolidated financial statements for further information related to income tax.

Net Operating Profit

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY17	Q2 FY16	Change %	HY FY17	HY FY16	Change %
EBIT	$88.5	$161.1	(45)	$206.3	$245.6	(16)

Net interest expense	(7.0)	(6.6)	(6)	(13.1)	(12.5)	(5)
Other income (expense)	0.5	(0.6)		(0.2)	2.1
Income tax expense	(25.0)	(23.7)	(5)	(48.9)	(45.0)	(9)
Net operating profit	57.0	130.2	(56)	144.1	190.2	(24)

Excluding:
Asbestos:
Asbestos adjustments	17.2	(66.0)		(3.4)	(61.5)	94
AICF SG&A expenses	0.4	0.3	33	0.8	0.8	-
AICF interest income (expense), net	(0.1)	0.1		0.6	-
Asbestos and other tax adjustments	0.2	0.8	(75)	(0.7)	(0.8)	13
Adjusted net operating profit	$74.7	$65.4	14	$141.4	$128.7	10

Adjusted diluted earnings per share (US cents)	17	15	13	32	29	10

Adjusted net operating profit of US$74.7 million for the quarter increased US$9.3 million, or 14%, compared to the prior corresponding period, primarily due to the underlying performance of the operating business units, as reflected in the US$10.7 million increase in Adjusted EBIT; partially offset by an increase in Adjusted income tax expense of US$1.9 million.

Adjusted net operating profit of US$141.4 million for the half year increased US$12.7 million, or 10%, compared to the prior corresponding period, primarily due to the underlying performance of the operating business units as reflected in the US$18.8 million increase in Adjusted EBIT; partially offset by an increase in other expense of US$2.3 million and an increase in Adjusted income tax expense of US$3.8 million.

Cash Flow

Operating Activities

Cash provided by operating activities increased US$45.4 million to US$130.9 million. The increase in cash provided by operating activities was primarily driven by a favorable change in working capital of US$46.0 million and a US$28.7 million increase in net income adjusted for non-cash items, partially offset by a US$28.3 million increase in the payment to the AICF. The favorable change in working capital was primarily due to normal variations in accounts receivable and accounts payable as a result of timing of collections and payments between periods.

Investing Activities

Cash used in investing activities increased US$2.4 million to US$36.7 million. The change in net cash used in investing activities was primarily driven by the US$10.4 million in proceeds from the sale of the Blandon facility and the Australian Pipes business in the prior year. This is partially offset by a US$6.8 million decrease in the purchase of property, plant and equipment compared to the prior corresponding period.

Financing Activities

Cash used in financing activities increased US$84.4 million to US$116.7 million. The increase in cash used in financing activities was primarily driven by a US$77.5 million increase in the repurchase of shares of common stock under the share buyback program and a decrease of US$80.7 million in net proceeds from borrowings and notes. This was partially offset by a US$76.6 million decrease in dividends paid when compared to the prior corresponding period.

Capacity Expansion

We continually evaluate the demand in the US housing market and estimated commissioning dates of our capacity related projects. During the quarter, we announced our plans to add additional capacity by restarting our Summerville facility in early fiscal year 2018, with an estimated total cost of US$17.9 million. We are nearing the completion of the sheet machine project at our Cleburne facility and expect to commission the line in Q3 of fiscal year 2017. In our International Fiber Cement segment we are adding additional capacity in the Philippines with an estimated total cost of PHP550 million (equivalent to US$11.4 million utilizing the exchange rate on 30 September 2016) expected to be completed in the first half of fiscal year 2018.

Liquidity and Capital Allocation

Our cash position decreased from US$107.1 million at 31 March 2016 to US$84.7 million at 30 September 2016.

At 30 September 2016, the Company held two forms of debt; an unsecured revolving credit facility and senior unsecured notes. The effective weighted average interest rate on the Company’s total debt was 4.4% and 4.5% at 30 September 2016 and 31 March 2016, respectively. The weighted average term of all debt, including undrawn facilities, was 5.2 years and 5.6 years at 30 September 2016 and 31 March 2016, respectively.

At 30 September 2016, the Company had US$500.0 million available in an unsecured revolving credit facility. At 30 September 2016, a total of US$225.0 million was drawn from the unsecured revolving facility, compared to US$190.0 million at 31 March 2016. The unsecured revolving facility expires in December 2020 and the size of the facility may be increased by up to US$250.0 million.

In July 2016, James Hardie International Finance Designated Activity Company (fka James Hardie International Finance Limited) completed the re-offering and sale of an additional US$75.0 million aggregate principal amount of its 5.875% senior notes due 2023. The net proceeds from this re-offering will be used for general corporate purposes. Following the completion of this re-offering, the aggregate principal amount of senior notes due 2023 is US$400.0 million.

Based on our existing cash balances, together with anticipated operating cash flows arising during the year and unutilized committed credit facilities, we anticipate that we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

We have historically met our working capital needs and capital expenditure requirements from a combination of cash flow from operations and credit facilities. Seasonal fluctuations in working capital generally have not had a significant impact on our short or long term liquidity.

Capital Management and Dividends

The following table summarizes the dividends declared or paid in respect of fiscal years 2015, 2016 and 2017:

US$ Millions	US Cents/ Security	US$ Total Amount	Announcement Date	Record Date	Payment Date
FY 2017 first half dividend	0.10	44.4	17 November 2016	21 December 2016	24 February 2017
FY 2016 second half dividend	0.29	130.2	19 May 2016	9 June 2016	5 August 2016
FY 2016 first half dividend	0.09	39.7	19 November 2015	23 December 2015	26 February 2016
FY 2015 special dividend	0.22	92.8	21 May 2015	11 June 2015	7 August 2015
FY 2015 second half dividend	0.27	114.0	21 May 2015	11 June 2015	7 August 2015
FY 2015 first half dividend	0.08	34.2	19 November 2014	23 December 2014	27 February 2015
FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	8 August 2014
FY 2014 second half dividend	0.32	142.3	22 May 2014	12 June 2014	8 August 2014
125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014

Share Buyback

On 19 May 2016, the Company announced a new share buyback program (the “fiscal 2017 program”) to acquire up to US$100.0 million of its issued capital in the twelve months through May 2017. Under this program, the Company repurchased and cancelled 6,090,133 shares of its common stock during the second quarter of fiscal year 2017. The aggregate cost of the shares repurchased and cancelled was A$131.4 million (US$99.8 million), at an average market price of A$21.58 (US$16.40).

We will continue to review our capital structure and capital allocation objectives and expect the following prioritization to remain:

•	invest in R&D and capacity expansion to support organic growth;
•	provide ordinary dividend payments within the payout ratio of 50-70% of net operating profit, excluding asbestos;

•	maintain flexibility for accretive and strategic inorganic growth and/or flexibility to manage through market cycles; and

•	consider other shareholder returns when appropriate.

Other Asbestos Information

Claims Data

	Three Months and Half Year Ended 30 September
	Q2 FY17	Q2 FY16	Change %	HY FY17	HY FY16	Change %
Claims received	131	157	17	285	296	4
Actuarial estimate for the period	157	165	5	313	329	5
Difference in claims received to actuarial estimate	26	8		28	33	15

Average claim settlement[1] (A$)	226,000	213,000	(6)	225,000	223,000	(1)
Actuarial estimate for the period[2] (A$)	327,000	302,000	(8)	327,000	302,000	(8)
Difference in claims paid to actuarial estimate (A$)	101,000	89,000	(13)	102,000	79,000	(29)

[1] Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements

[2] This actuarial estimate is a function of the assumed experience by disease type and and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience

For the quarter and half year ended 30 September 2016, we noted the following related to asbestos-related claims:

•	Claims received during the current quarter and half year were 17% and 9% below actuarial estimates, respectively;

•	Claims received during the current quarter and half year were 17% and 4% lower than prior corresponding periods, respectively;

•	Mesothelioma claims reported for the half year are 8% below actuarial expectations and are 12% below the prior corresponding period;

•	The average claim settlement for both the quarter and half year is lower by 31% versus actuarial estimates;

•	Average claim settlement sizes are lower for most disease types, including for mesothelioma and asbestosis, compared to actuarial expectations for fiscal year 2017; and

•

The decrease in average claim settlement for the half year versus actuarial estimates is largely attributable to lower average claim sizes for non-large mesothelioma claims together with a lower number of large mesothelioma claims being settled compared to the prior corresponding period.

AICF Funding

On 1 July 2016, we made a payment of A$120.7 million (US$91.1 million) to AICF, representing 35% of our free cash flow for fiscal year 2016. Free cash flow, as defined in the AFFA, was equivalent to our fiscal year 2016 operating cash flows of US$260.4 million.

From the time AICF was established in February 2007 through 1 July 2016, we have contributed approximately A$919.9 million to the fund.

Readers are referred to Note 7 of our 30 September 2016 condensed consolidated financial statements for further information on asbestos.

Non-financial Terms

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

Financial Measures – US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because we prepare our Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in our Condensed Consolidated Financial Statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-US GAAP descriptions used by Australian companies.

EBIT – Earnings before interest and tax.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

This Management’s Analysis of Results includes certain financial information to supplement the Company’s Condensed Consolidated Financial Statements which are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measure for the same purposes. These financial measures include:

•	Adjusted EBIT;

•	Adjusted EBIT margin;

•	Adjusted net operating profit;

•	Adjusted diluted earnings per share;

•	Adjusted operating profit before income taxes;

•	Adjusted income tax expense;

•	Adjusted effective tax rate;

•	Adjusted EBITDA; and

•	Adjusted selling, general and administrative expenses (“Adjusted SG&A”).

These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable US GAAP financial measures and should be read only in conjunction with the Company’s Condensed Consolidated Financial Statements prepared in accordance with US GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Financial Measures – US GAAP equivalents

Adjusted EBIT

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY17	Q2 FY16	HY FY17	HY FY16
EBIT	$ 88.5	$ 161.1	$ 206.3	$ 245.6
Asbestos:
Asbestos adjustments	17.2	(66.0)	(3.4)	(61.5)
AICF SG&A expenses	0.4	0.3	0.8	0.8
Adjusted EBIT	$ 106.1	$ 95.4	$ 203.7	$ 184.9
Net sales	495.8	450.2	973.5	878.5
Adjusted EBIT margin	21.4%	21.2%	20.9%	21.0%

Adjusted Net Operating Profit

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY17	Q2 FY16	HY FY17	HY FY16
Net operating profit	$ 57.0	$ 130.2	$ 144.1	$ 190.2
Asbestos:
Asbestos adjustments	17.2	(66.0)	(3.4)	(61.5)
AICF SG&A expenses	0.4	0.3	0.8	0.8
AICF interest (income) expense, net	(0.1)	0.1	0.6	-
Asbestos and other tax adjustments	0.2	0.8	(0.7)	(0.8)
Adjusted net operating profit	$ 74.7	$ 65.4	$ 141.4	$ 128.7

Adjusted diluted earnings per share

	Three Months and Half Year Ended 30 September
	Q2 FY17	Q2 FY16	HY FY17	HY FY16
Adjusted net operating profit (US$ millions)	$ 74.7	$ 65.4	$ 141.4	$ 128.7
Weighted average common shares outstanding - Diluted (millions)	445.4	446.7	446.4	447.3

Adjusted diluted earnings per share (US cents)	17	15	32	29

Adjusted effective tax rate

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY17	Q2 FY16	HY FY17	HY FY16
Operating profit before income taxes	$ 82.0	$ 153.9	$ 193.0	$ 235.2
Asbestos:
Asbestos adjustments	17.2	(66.0)	(3.4)	(61.5)
AICF SG&A expenses	0.4	0.3	0.8	0.8
AICF interest (income) expense, net	(0.1)	0.1	0.6	-
Adjusted operating profit before income taxes	$ 99.5	$ 88.3	$ 191.0	$174.5

Income tax expense	$ (25.0)	$ (23.7)	$ (48.9)	$(45.0)
Asbestos and other tax adjustments	0.2	0.8	(0.7)	(0.8)
Adjusted income tax expense	$ (24.8)	$ (22.9)	$ (49.6)	$(45.8)
Effective tax rate	30.5%	15.4%	25.3%	19.1%
Adjusted effective tax rate	24.9%	25.9%	26.0%	26.2%

Adjusted EBITDA

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY17	Q2 FY16	HY FY17	HY FY16
EBIT	$ 88.5	$ 161.1	$ 206.3	$ 245.6
Depreciation and amortization	20.4	17.6	39.9	35.8
Adjusted EBITDA	$ 108.9	$ 178.7	$ 246.2	$ 281.4

Adjusted selling, general and administrative expenses (“Adjusted SG&A”)

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY17	Q2 FY16	HY FY17	HY FY16
SG&A expenses	$ 69.1	$ 62.6	$ 141.1	$ 124.1
Excluding:
AICF SG&A expenses	(0.4)	(0.3)	(0.8)	(0.8)
Adjusted SG&A expenses	$ 68.7	$ 62.3	$ 140.3	$ 123.3
Net Sales	$ 495.8	$ 450.2	$ 973.5	$ 878.5

SG&A expenses as a percentage of net sales	13.9%	13.9%	14.5%	14.1%
Adjusted SG&A expenses as a percentage of net sales	13.9%	13.8%	14.4%	14.0%

As set forth in Note 7 of the Condensed Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability. Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance. The following non-GAAP table should be read in conjunction with the Condensed Consolidated Financial Statements and related notes contained therein.

James Hardie Industries plc

Supplementary Financial Information

30 September 2016

(Unaudited)

US$ Millions	Total Fiber Cement – Excluding Asbestos Compensation	Asbestos Compensation	As Reported (US GAAP)

Restricted cash and cash equivalents – Asbestos	$ -	$ 44.6	$ 44.6
Insurance receivable – Asbestos¹	-	158.4	158.4
Workers compensation asset – Asbestos¹	-	50.8	50.8
Deferred income taxes – Asbestos¹	-	375.5	375.5

Asbestos liability¹	$ -	$ 1,250.6	$ 1,250.6
Workers compensation liability – Asbestos¹	-	50.8	50.8
Income taxes payable	9.6	(8.4)	1.2

Asbestos adjustments	$ -	$ 3.4	$ 3.4
Selling, general and administrative expenses	(140.3)	(0.8)	(141.1)
Net interest expense	(12.5)	(0.6)	(13.1)
Income tax expense	(49.5)	0.6	(48.9)

¹ The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on our consolidated balance sheets

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

¡	statements about the company’s future performance;
¡	projections of the company’s results of operations or financial condition;
¡	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
¡	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
¡	expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
¡	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
¡	expectations concerning dividend payments and share buy-backs;
¡	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
¡	statements regarding tax liabilities and related audits, reviews and proceedings;
¡

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

¡	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
¡

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

¡

statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 19 May 2016, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.